As filed with the Securities and Exchange Commission on May 29, 2009

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

SIX FLAGS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

4.50% CONVERTIBLE NOTES DUE 2015
(Title of Class of Securities)

83001P AJ8
(CUSIP Number of Class of Securities)

James Coughlin, Esq.
General Counsel
Six Flags, Inc.
1540 Broadway, 15th Floor
New York, NY 10036
(212) 652-9403
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

Copies to:

William F. Schwitter, Esq.
Scott R. Saks, Esq.
Paul, Hastings, Janofsky & Walker, LLP
75 East 55th Street
New York, New York 10022
(212) 318-6000

CALCULATION OF FILING FEE*

Transaction Valuation*	Amount of Filing Fee**
$3,943,324	$220.04

*                 Estimated solely for purpose of calculating the Filing Fee pursuant to Rule 0-11 under the Securities Exchange Act of 1934.  Calculated by multiplying (i) $14.0833, the average of the bid and asked price per $1,000 principal amount of the 4.50% Senior Convertible Notes due 2015 in secondary transactions on May 1, 2009, and (ii) the quotient of (x) $280,000,000, the aggregate principal amount at maturity of convertible notes which are sought for exchange, and (y) $1,000.

**          The amount of the Filing Fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the Transaction Valuation by .0000558.

☒                                  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $220.04

Form or Registration No.: Schedule TO

Filing Party: Six Flags, Inc.

Date Filed: May 6, 2009

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐                                    third-party tender offer subject to Rule 14d-1.

☒                                  issuer tender offer subject to Rule 13e-4.

☐                                    going-private transaction subject to Rule 13e-3.

☐                                    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTION

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Issuer Tender Offer Statement on Schedule TO originally filed with the United States Securities and Exchange Commission on May 6, 2009 (as amended and supplemented to date, the “Schedule TO”) by Six Flags, Inc., a Delaware corporation (“Six Flags” or the “Company”), pursuant to Section 13(e)-4 of the Securities Exchange Act of 1934, as amended, in connection with an offer (the “Convertible Note Exchange Offer”) by Six Flags to exchange, for each $1,000 claim, consisting of principal amount, and accrued and unpaid interest through, and including, June 25, 2009, of the Company’s 4.50% Convertible Notes due 2015 (the “SFI Convertible Notes”), 18.5857 shares of the Company’s common stock (the “Common Stock”).  Six Flags is seeking to exchange any and all outstanding SFI Convertible Notes in the Convertible Note Exchange Offer.  Concurrently with the Convertible Note Exchange Offer, Six Flags is also soliciting consents from holders of the SFI Convertible Notes (the “Consent Solicitation”) for certain amendments to the indenture pursuant to which the SFI Convertible Notes were issued (as it may have been amended and supplemented from time to time).

The Convertible Note Exchange Offer is made upon the terms and subject to the conditions described in the Offering Memorandum and Consent Solicitation Statement (the “Offering Memorandum”), dated May 6, 2009, as amended hereby, and the accompanying Letter of Transmittal, filed as exhibits (a)(1)(i) and (a)(1)(iii), respectively, to the Schedule TO.

Information set forth in the Offering Memorandum and the Letter of Transmittal is incorporated by reference in the Schedule TO to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 1 and 4.

The Offering Memorandum, Letter of Transmittal and Items 1 and 4 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offering Memorandum, are hereby amended and supplemented by adding the following language thereto:

“On May 29, 2009, the Company issued a press release announcing that it had elected to extend the minimum tender condition from 5:00 p.m., New York City time, on May 28, 2009 to 5:00 p.m., New York City time, on June 12, 2009 (the “New Minimum Tender Deadline”).  As a result of the extension, it is now a condition of the Convertible Note Exchange Offer that at least 95% of the outstanding aggregate principal amount of the SFI Convertible Notes are validly tendered for exchange and not revoked by the New Minimum Tender Deadline and that holders of such SFI Convertible Notes do not withdraw their SFI Convertible Notes on or prior to the Expiration Date on 11:59 p.m., New York City time, on June 25, 2009, unless extended.  Accordingly, all references in the Offering Memorandum, Letter of Transmittal and the Schedule TO to the date on which the Minimum Tender Condition shall be satisfied of 5:00 p.m., New York City time, on May 28, 2009, shall instead be deemed to be references to the New Minimum Tender Deadline of 5:00 p.m., New York City time, on June 12, 2009.”

A copy of the press release is attached to the Schedule TO (as amended) as exhibit (a)(5)(ii) and is incorporated by reference herein.

Item 12  Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by the addition of exhibit (a)(5)(ii), and, as so amended, the Exhibit Index appearing after the signature page hereto is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.

	By:	/s/ James Coughlin

	Name:	James M. Coughlin
	Title:	General Counsel

Date: May 29, 2009

Exhibit Index

Exhibit Number	Description

(a)(1)(i)*	Offering Memorandum and Consent Solicitation Statement, dated May 6, 2009.

(a)(1)(ii)*	Form of Third Supplemental Indenture

(a)(1)(iii)*	Form of Letter of Transmittal, dated May 6, 2009.

(a)(1)(iv)*	Form of Letter to Clients, dated May 6, 2009.

(a)(1)(v)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 6, 2009.

(a)(1)(vi)*	Form of Noteholder’s Instructions, dated May 6, 2009.

(a)(5)(i)*	Press Release, dated May 6, 2009.

(a)(5)(ii)**	Press Release, dated May 29, 2009.

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

* Previously filed

** Filed herewith